EXHIBIT 99.1

MTS Announces Filing of 2014 Annual Report

Ra’anana, Israel – March 25, 2015 – MTS – Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of MVNE, Mobile Money and TEM services, today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2014 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company’s website (www.mtsint.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

About MTS

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and provides a crucial competitive advantage.  The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of an organization with rapid access to concise, actionable data.

The MTS solution for M2M (Machine to Machine) and Internet of Things (IoT) service providers is a comprehensive, proven and highly scalable cloud-based IoT enablement platform. The platform supports all business, operational, management and analytics services, features and functionality requirements of M2M and IoT service providers.

MTS’s solutions for wireless and wireline telecommunication service providers are used for interconnect billing, partner revenue management and for charging and invoicing services. The MTS MVNE services enable the quick launch of new MVNO initiatives in pay as you grow and revenue share models.  In addition, MTS has pre-configured, full-features and scalable solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO).

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://mtsint.com/

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com